Exhibit 77D
NSAR
811-05088
THE AB PORTFOLIOS
-AB Wealth Appreciation Strategy
(the "Fund")



The following change in principal strategy, in substantially the following form, took effect on or about July 10, 2017 (the "Effective Date"). In addition, in light of the then planned liquidation of AB Multi-Manager Alternative Strategies Fund, an affiliated mutual fund in which the Fund invested (the "Underlying Portfolio"), the Adviser redeemed the Fund's holdings in the Underlying Portfolio and invested the proceeds in a manner consistent with the Fund's new principal strategies.

Changes in Principal Strategies
The Fund invests primarily in equity securities, either directly or through underlying investment companies advised by the Adviser ("Underlying Portfolios"). A majority of the Fund's assets are expected to be invested directly in U.S. large-cap equity securities, primarily common stocks, in accordance with the Adviser's U.S. Strategic Equities investment strategy ("U.S. Strategic Equities"), as described below. In addition, the Fund seeks to achieve exposure to international large-cap equity securities through investments in the International Strategic Equities
Portfolio of Bernstein Fund, Inc. ("Bernstein International
Strategic Equities Portfolio") and the International Portfolio of Sanford C. Bernstein Fund, Inc. ("SCB International Portfolio").
The Fund also invests in other Underlying Portfolios to efficiently gain exposure to certain other types of equity securities, including small- and mid-cap and emerging market equity securities. An Underlying Portfolio is selected based on the segment of the equity market to which the Underlying Portfolio provides exposure, its investment philosophy, and how it complements and diversifies the Fund's overall portfolio.
Under U.S. Strategic Equities, portfolio managers of the Adviser that specialize in various investment disciplines identify high-conviction large-cap equity securities based on their fundamental investment research for potential investment by the Fund. These securities are then assessed in terms of both this fundamental research and quantitative analysis in creating the Fund's portfolio. In applying the quantitative analysis, the Adviser considers a number of metrics that historically have provided some indication of favorable future returns, including metrics related to valuation, quality, investor behavior and corporate behavior.
Bernstein International Strategic Equities Portfolio and SCB International Portfolio focus on investing in non-U.S. large-cap and mid-cap equity securities. Bernstein International Strategic Equities Portfolio follows a strategy similar to U.S. Strategic Equities, but in the international context. In managing SCB International Portfolio, the Adviser selects stocks by drawing on the capabilities of its separate investment teams specializing in different investment disciplines, including value, growth, stability and others.
Fluctuations in currency exchange rates can have a dramatic impact on the returns of foreign equity securities. The Adviser may employ currency hedging strategies in the Fund or the Underlying Portfolios, including the use of currency-related derivatives, to seek to reduce currency risk in the Fund or the Underlying Portfolios, but it is not required to do so.
The Fund is managed without regard to tax considerations.